Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

December 13, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Mr. Foor:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on November 19, 2013, regarding the Trust’s post-effective amendment No. 75, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 76, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on October 1, 2013 pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding the S&P 500 Index Fund (the “Fund”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                       Comment.                                           Please consider clarifying whether the Fund’s investment goal is to produce investment results that correspond to the aggregate price and dividend performance of the securities in the S&P 500 Index (the “Index”) before or after expenses.

Response.                                        In response to your comment, we have revised the Fund’s principal investment strategy to clarify that the Fund’s investment results are expected to correspond to the aggregate price and dividend performance of the S&P 500 Index before the fees and expenses of the Fund.

2.                                       Comment.                                           Please provide the full fee table to the SEC Staff via Correspondence filing.  Please confirm that no fee waivers are reflected in the fee table and expense example.  Please include footnoted disclosure that “other expenses” are based on estimated amounts for the current fiscal year.  Please consider removing the 5-Year and 10-Year numbers from the expense example as they are not required by Form N-1A for new funds.  Please confirm that any acquired fund fees and expenses are reflected in the fee table.

Response.                                        In response to your comments, we have included the entire “Fees and Expenses” disclosure below.  The fee table and expense example each do not reflect any fee waivers.  We also (i) have included a footnote stating that other expenses are based on estimated amounts for the current fiscal year, (ii) have removed the 5-Year and 10-Year figures from the expense example, and (iii) confirm that any acquired fund fees and expenses are reflected in the Fund’s “other expenses” line.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.03%
Distribution (12b-1) Fees	None
Other Expenses*	0.08%
Total Annual Fund Operating Expenses	0.11%

* Other expenses are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
S&P 500 Index Fund — Class A Shares	$11	$35

3.                                       Comment.                                           With respect to the Fund’s principal investment strategy, please clarify whether “substantially all” of the Fund’s investments will be equal to at least 80% of the Fund’s investments.

Response.                                        In response to your comment, we have amended the Fund’s principal investments strategies disclosure to state (new text in bold, italics): “The Fund invests substantially all of its assets (at least 80%) in securities listed in the S&P 500 Index….”

4.                                       Comment.                                           Please consider whether the disclosure that the Fund may invest a portion of its assets in securities of companies located in developed foreign countries and securities of small capitalization companies is accurate given the Fund’s investment goal.  Please also consider whether “foreign investment risk” and “small capitalization risk” are appropriate principal risks for the Fund.

Response.                                        As part of the Fund’s 20% basket, the Fund may invest, pursuant to its investment strategy, a portion of its assets in securities of companies located in developed foreign countries and securities of small capitalization companies.  Accordingly, “foreign investment risk” and “small capitalization risk” are appropriate risk disclosures for the Fund.

5.                                       Comment.                                           Please discuss how SEI Investments Management Company (“SIMC”), as the Fund’s adviser, monitors the Fund’s tracking error and the steps that it would take if tracking accuracy was not maintained.

Response.                                        SIMC regularly monitors the Fund’s performance and tracking error.  In particular, SIMC monitors the following factors that may affect the Fund’s tracking error: (i) Fund expenses, including brokerage fees (which may be increased by high portfolio turnover); (ii) the Fund holding less than all of the securities in the benchmark and/or securities not included in the benchmark; (iii) an imperfect correlation between the performance of instruments held by the Fund, such as futures contracts and options, and the performance of the underlying securities in the market; (iv) bid-ask spreads (the effect of which may be increased by portfolio turnover); (v) the Fund holding instruments traded in a market that has become illiquid or disrupted; (vi) Fund share prices being rounded to the nearest cent; (vii) changes to the index tracked that are not disseminated in advance; (viii) the need to conform the Fund’s portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements. Depending on the particular facts and circumstances and market environment at the time, when the Fund exhibits tracking error beyond a certain threshold, SIMC will consider whether to take steps that it determines to be reasonable in an attempt to reduce the Fund’s tracking error.

6.                                       Comment.                                           Please state whether the Fund’s shareholders would be provided with notice of a change to the Fund’s investment policies and restrictions.

Response.                                        Except as otherwise explicitly stated in the Fund’s statement of additional information (“SAI”), the Fund’s investment policies and restrictions are not fundamental and may be changed by the Board without shareholder approval. The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment policies and restrictions.  Nonetheless, in the event of a change to the Fund’s non-fundamental investment policies or restrictions, the Trust would consider, taking into account all the particular facts and circumstances, whether such change should be reflected in a supplement to its prospectus and/or statement of additional information.  Further, if the Fund files a supplement to its prospectus with respect to such change, the Fund would further consider, taking into account all the particular facts and circumstances, whether such prospectus supplement should be sent to existing shareholders providing them with notice of such changes.

7.                                       Comment.                                           Investments in swaps are listed in the Fund’s SAI.  Please consider whether investments in swaps and related risks should be disclosed in the Fund’s prospectus.

Response.                                        The Fund currently does not expect to invest in swaps.  Accordingly, we have removed this disclosure from the SAI.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien